NEWS RELEASE

ELD No. 06-19

TSX: ELD  AMEX: EGO

December 5, 2006

Eldorado Announces First Gold Pour at the Tanjianshan Mine

VANCOUVER, BC - Paul N. Wright, President and Chief Executive Officer of Eldorado Gold Corporation (“Eldorado” the “Company” or “we”)  is pleased to announce the first  pouring of gold   December 2, 2006 at the Company’s 90% owned Tanjianshan Gold Mine  ( “TJS”or “Tanjianshan” ) in Qinghai Province, China.

The first doré bar weighs 13.6 kilograms and contains approximately 84% gold.    Commissioning which had been interrupted by a small fire in the plant resumed in early November.    Production at  TJS  is progressing with 182,000 tonnes of ore stockpiled.  Tanjianshan is expected to reach commercial production in the 1st Quarter 2007.

Tanjianshan was officially opened on November 12, 2006 by Madame Shi Qing,  Haixi  Prefecture Vice-Governor and Mr. Li Zhiyong, the Vice-General Director of Qinghai Provincial  Ministry of Land and Resources.  Also participating in the opening ceremonies were the Director of Qinghai Provincial Gold Bureau and other local dignitaries.  The opening celebrations were attended by 239 guests and 100 employees.

“With our first gold pour at Tanjianshan, Eldorado has become one of the first North American companies to produce gold in China.  This is a very special occasion for Eldorado, our joint venture partners, employees and shareholders whose efforts and continued support have enabled our success.”   commented Paul Wright, President and Chief Executive Officer.

Eldorado is a gold producing and exploration company actively growing businesses in Brazil, Turkey and China. We operate the São Bento Mine, Kisladag Mine and Tanjianshan Mine. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF

ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright

President and Chief Executive Officer

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and forward looking statements or information within the meaning of the Securities Act (Ontario) .  Such forward looking statements or information include, but are not limited to statements or information with respect to  unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements or information are subject to a variety of risks and uncertainties, which could cause actual events, or results to differ from those reflected in the forward-looking statements or information. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements.  Specific reference is made to “Forward Looking Statements and Risk Factors” in the Company’s Annual Information Form and Form 40-F dated March 23, 2006.  Forward-looking statements herein include statements regarding the expectations and beliefs of management.  Such factors included, amongst others the following:  gold price volatility; impact  of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the section entitled “Risk Factors” in the Company’s Annual Information Form and Form 40-F dated March 23, 2006.  We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the U.S.

Eldorado Gold Corporation’s shares trade on the Toronto Stock Exchange (TSX: ELD) and the American Stock Exchange (AMEX: EGO). The TSX has neither approved nor disapproved the form or content of this release.

Contact:

Nancy E. Woo, Manager Investor Relations

Eldorado Gold Corporation

Phone: 604.601.6650 or 1.888.353.8166

1188, 550 Burrard Street

Fax: 604.687.4026

Vancouver, BC V6C 2B5

Email nancyw@eldoradogold.com

Web site: www.eldoradogold.com

Request for information packages: info@eldoradogold.com